EXECUTION VERSION

DATED AUGUST 13, 2012

exchangeable NOTES subscription AGREEMENT

by and among

hong weidong,

new siHItech limited,

cSOF FINTECH LIMITED

and

cEL FINTECH LIMITED

TABLE OF CONTENTS

1.	DEFINITIONS.	3

2.	CLOSING AND FUNDING OF THE EXCHANGEABLE NOTES.	14

3.	EXCHANGE OF THE EXCHANGEABLE NOTES.	15

4.	TERMS OF THE EXCHANGEABLE NOTES.	17

5.	REPRESENTATIONS AND WARRANTIES OF THE INVESTEES.	21

6.	REPRESENTATIONS AND WARRANTIES OF THE INVESTORS	22

7.	CONDITIONS TO THE OBLIGATIONS OF THE INVESTORS AT THE CLOSING	23

8.	COVENANTS BY THE INVESTEES	25

9.	CONFIDENTIALITY.	26

10.	GUARANTEE.	27

11.	TERMINATION.	30

12.	MISCELLANEOUS.	31

Schedules

Schedule A	DETAILS OF EXCHANGEABLE NOTES AND SHARES

Schedule B	COMPANY WARRANTIES

Schedule C	WFOE WARRANTIES

Schedule D	BVI I WARRANTIES

Schedule E	BVI II WARRANTIES

Schedule F	FOUNDER WARRANTIES

Schedule G	ACQUISITION VEHICLE WARRANTIES

Schedule H	MERGER SUB WARRANTIES

Schedule I	PRC SUBSIDIARIES

Schedule J	CONSENTS

Schedule K	ACTIONS BETWEEN SIGNING AND CLOSING

Exhibits

EXHIBIT A	FORM OF EXCHANGEABLE NOTE

EXHIBIT B	COMPANY DISCLOSURE SCHEDULE

EXHIBIT C	WFOE DISCLOSURE SCHEDULE

EXHIBIT D	FORM OF CHARGES OVER SHARES

EXHIBIT E	FORM OF BVI LEGAL OPINION

EXHIBIT F	FORM OF PRC LEGAL OPINION

i

exchangeable notes subscription AGREEMENT

THIS EXCHANGEABLE NOTES SUBSCRIPTION AGREEMENT (this “Agreement”) is made August 13, 2012 by and among:

(A)	CSOF FinTech Limited, a limited liability company incorporated in the British Virgin Islands (“CSOF FinTech”);

(B)	CEL FinTech Limited, a limited liability company incorporated in the British Virgin Islands (“CEL FinTech” and together with CSOF FinTech, the “Investors” and each, an “Investor”);

(C)	Hong Weidong (洪卫东), a PRC national (PRC ID No. XXXX) with an address at F9 Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing PRC 100013 (“Mr. Hong” or, the “Founder”); and

(D)	New Sihitech Limited, a company organized and existing under the laws of the British Virgin Islands, all of the issued and outstanding equity of which is owned by the Founder and through his wholly-owned subsidiaries, namely Humfield International Limited and Sihitech Company Limited (the “Acquisition Vehicle”).

The foregoing parties shall be hereinafter referred to collectively as the “Parties” and individually as a “Party”.

recitals

WHEREAS:

(A)	Pursuant to the Acquisition Agreement, Merger Sub will be merged with and into Yucheng Technologies Limited, a limited liability company organized and existing under the laws of the British Virgin Islands (the “Company”), with the Company surviving the merger and becoming a direct wholly owned subsidiary of the Acquisition Vehicle as a result of the merger.

(B)	As at the date hereof, the Founder beneficially owns approximately 16% of the total issued share capital of the Company on a fully-diluted basis.

(C)	As at the date hereof, the authorized share capital of the Acquisition Vehicle is fifty thousand (50,000) ordinary shares with par value of US$1.00 per share, and the Company is authorized to issue 60,000,000 ordinary shares, no par value per share, and 1,000,000 preferred shares, no par value per share.

(D)	The Acquisition Vehicle proposes to issue and sell to the Investors, and the Investors desire to subscribe for, an aggregate of US$48.0 million of Exchangeable Notes which are exchangeable into the Shares (as defined herein) at the Exchange Price on the terms and conditions set forth herein, evidenced by a promissory note of the Acquisition Vehicle in the form and substance of Exhibit A hereto (the “Exchangeable Notes”), to enable the Acquisition Vehicle to fund the Acquisition Consideration.

2

(E)	As security for the Exchangeable Notes, the Founder and the Acquisition Vehicle have agreed to execute or procure the execution of the Charges Over Shares (as defined herein) in favor of the Investors; and the Guarantor (as defined herein) has agreed to provide the Guarantee (as defined herein) to guarantee the due and punctual performance and observance by the Acquisition Vehicle of the Guaranteed Obligations (as defined herein).

NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to and on the terms and conditions set forth herein, the Parties hereto agree as follows:

1.	DEFINITIONS.

As used in this Agreement, the following terms shall have the meanings set forth or referenced below:

1.1     “Acquisition” means the acquisition by the Acquisition Vehicle of the Company by way of a merger of the Merger Sub with and into the Company, pursuant to the terms of the Acquisition Agreement, with the Company to be the surviving company of such merger.

1.2     “Acquisition Agreement” means the Agreement and Plan of Merger dated on or about the date of this Agreement and made among the Acquisition Vehicle, the Merger Sub and the Company.

1.3     “Acquisition Agreement Warranties” has the meaning set forth in Section 5.1.

1.4     “Acquisition Consideration” means the aggregate consideration for the Target Shares payable under the Acquisition Agreement.

1.5     “Acquisition Effective Time” means the “Effective Time” under and as defined in the Acquisition Agreement.

1.6     “Acquisition Vehicle Warranties” has the meaning set forth in Section 5.1 hereof.

1.7     “Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person. The term “Affiliated” has the meaning correlative to the foregoing.

1.8     “Ancillary Agreements” means, collectively, the Investors’ Rights Agreement, the Charges Over Shares and any other document or agreement contemplated by this Agreement or any of the foregoing agreements.

3

1.9     “Bankruptcy Event” with respect to any Person shall mean any of the following actions by or with respect to such Person: (a) the commencement by it of a voluntary case or proceeding under any applicable bankruptcy, insolvency, winding up, reorganization or court mediation or other similar Law or of any other case or proceeding to be adjudicated bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of it in an involuntary case or proceeding under any applicable bankruptcy, insolvency, winding up, reorganization, rehabilitation or other similar Law, or to the commencement of any bankruptcy, insolvency or court mediation case or proceeding against it which remains unstayed or undismissed and in effect for a period of 60 consecutive days, or the filing by it of a petition or answer or consent seeking reorganization or relief under any such Law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator, planner, plan administrator or other similar official of such Person or of any substantial part of its properties or assets, or the making by it of an assignment for the benefit of its creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of any action by it in furtherance of any such action; or (b) the entry by a court having jurisdiction in the premises of (i) a decree or order for relief in respect of such Person in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar Law, or (ii) a decree or order adjudging such Person a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement or composition of or in respect of such Person under such Law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator, planner, plan administrator or other similar official of such Person or of any substantial part of its properties or assets, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days.

1.10     “Board of Directors” means the board of directors of the Company.

1.11     “Books and Records” has the meaning set forth in Section 9 of Schedule B attached hereto.

1.12     “Business Day” means a day (other than Saturday or Sunday) when banks are generally open for business in each of the United States, Hong Kong and the PRC.

1.13     “BVI” means the British Virgin Islands.

1.14     “BVI I” means Ahead Billion Venture Ltd., a company organized and existing under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company.

1.15     “BVI I Warranties” has the meaning set forth in Section 5.1 hereof.

1.16     “BVI II” means Port Wing Development Co., Ltd., a company organized and existing under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company.

1.17     “BVI II Warranties” has the meaning set forth in Section 5.1 hereof.

1.18     “Certificate of Merger” means the certificate of merger to be issued by the Registrar of Companies of the BVI pursuant to section 171(3) of the BVI Business Companies Act, 2004 (as amended) with respect to the Acquisition.

4

1.19     “Charges Over Shares” has the meaning set forth in Section 7.13 hereof.

1.20     “Circular 75” means the circular entitled “Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles” issued by SAFE on October 21, 2005, and effective as of November 1, 2005.

1.21     “Claim Notice” has the meaning set forth in Section 12.3 hereof.

1.22     “Closing” has the meaning set forth in Section 2.3(a) hereof.

1.23     “Closing Date” has the meaning set forth in Section 2.3(a) hereof.

1.24     “Collateral” has the meaning set forth in Section 4.7 hereof.

1.25     “Company” has the meaning set forth in the Recitals hereto.

1.26     “Company Disclosure Schedule” has the meaning set forth in Section 5.1 hereof.

1.27     “Company Warranties” has the meaning set forth in Section 5.1 hereof.

1.28     “Confidential Information” has the meaning set forth in Section 9.1 hereof.

1.29     “Consent” means any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, certificate, exemption, order, registration, declaration, filing, report or notice of, with or to any Person.

1.30     “Contemplated Transactions” means the transactions contemplated hereby and by any of the other Transaction Documents.

1.31     “Contract” means, with respect to any specified Person, all loan agreements, indentures, letters of credit (including related letter of credit applications and reimbursement obligations), mortgages, security agreements, pledge agreements, deeds of trust, bonds, notes, guarantees, surety obligations, warranties, licenses, franchises, permits, powers of attorney, purchase orders, leases, and other agreements, contracts, instruments, obligations, offers, commitments, arrangements and understandings, written or oral, to which the specified Person is a party or by which it or any of its properties or assets may be bound or affected.

1.32     “Control”, “Controlled”, “Controlling” or “under common Control with” with respect to any Person means having the ability to direct the management and affairs of such Person, whether through the ownership of voting securities, by contract or otherwise, and such ability shall be deemed to exist when any Person holds a majority of the outstanding voting securities, or the economic rights and benefits, of such Person.

1.33     “Convention” has the meaning set forth in Section 12.14(f) hereof.

5

1.34     “Convertible Securities” means, with respect to any specified Person, Securities convertible into, or exercisable or exchangeable for, any shares of any class of capital stock or any other ownership or equity interest in registered capital of such specified Person, however described and whether voting or non-voting.

1.35     “Delisting” means the successful delisting of the Shares from the NASDAQ Global Select Market and deregistration of the Shares under the Securities Exchange Act of 1934, as amended.

1.36     “Disclosing Party” has the meaning set forth in Section 9.4 hereof.

1.37     “Disclosure Schedules” has the meaning set forth in Section 5.1 hereof.

1.38     “Dispute” has the meaning set forth in Section 12.14 hereof.

1.39     “Environmental Approvals” has the meaning set forth in Section 16 of Schedule C attached hereto.

1.40     “Environmental Laws” means any and all laws, statutes, codes, rules, regulations, ordinances, policies, licenses, permits, consents, approvals, judgments, notices, decisions, injunctions, decrees or orders of the PRC, or any local, or municipal authority, regulating, relating to or imposing liability or standards of conduct concerning (i) the condition, pollution or protection of the environment, including surface water, groundwater, air, surface or subsurface soil, wildlife habitat, natural resources or related aspects of the environment, (ii) the protection of human health and safety or (iii) the generation, treatment, manufacturing, use, storage, handling, recycling, presence, Release, disposal, transportation or shipment of any Materials of Environmental Concern.

1.41     “Equity Security” means, with respect to any specified Person, any shares of any class of capital stock or any other ownership or equity interest in registered capital of such specified Person, however described and whether voting or non-voting, including, without limitation, all Convertible Securities and all Option Securities of such specified Person.

1.42     “Event of Default” has the meaning set forth in Section 4.6 hereof.

1.43     “Exchange” has the meaning set forth in Section 3.1 hereof.

1.44     “Exchange Date” has the meaning set forth in Section 3.3 hereof.

1.45     “Exchange Notice” has the meaning set forth in Section 3.2 hereof.

1.46     “Exchange Price” means the unit price used to convert the Exchangeable Notes into Shares, equivalent to US$3.90 per Share (which shall be proportionately adjusted for any subdivision, consolidation, share splits, share dividend, bonus issue or other similar events in respect of the Shares).

6

1.47     “Exchangeable Notes” has the meaning set forth in the Recitals hereto.

1.48     “Financial Statements” has the meaning set forth in Section 23 of Schedule C attached hereto.

1.49     “Force Majeure Event” means any event which is unforeseeable and unavoidable and beyond the reasonable control of the affected party, including but not limited to: acts of God, acts of the public enemy, natural catastrophes, acts or failure to act by the other party, acts of civil or military authority, governmental priorities, strikes or other labor disturbances, hurricanes, earthquakes, fires, floods, epidemics, embargoes, wars and riots.

1.50     “Founder” has the meaning set forth in the Recitals hereof.

1.51     “Founder’s Contribution” means an amount no less than US$2.0 million to be contributed by the Founder to the Acquisition Vehicle to fund the Acquisition Consideration.

1.52     “Governmental Approval” means any Consent of, with or to any Governmental Authority.

1.53     “Governmental Authority” means (a) any nation (other than the PRC) or government or any province or state or any other political subdivision thereof; (b) any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including government authority, agency, department, board, commission or instrumentality of the PRC or any political subdivision thereof; and (c) any court, tribunal or arbitrator.

1.54     “Governmental Official” means any officer or employee of a Governmental Authority (including, for purposes of this definition, any entity or enterprise owned or controlled by a government or state), or any Person acting in an official capacity for or on behalf of any such Governmental Authority.

1.55     “Group Company” means the Acquisition Vehicle, the Company and any Person (other than a natural person): (i) that is controlled by the Acquisition Vehicle and the Company or (ii) whose assets, or portions thereof, are consolidated with the net earnings of the Acquisition Vehicle and the Company and are recorded on the books of the Acquisition Vehicle and the Company for financial reporting purposes in accordance with U.S. GAAP.

1.56     “Guarantee” means the guarantee provided by the Guarantor pursuant to Section 10.

1.57     “Guaranteed Obligations” has the meaning set forth in Section 10.

1.58     “Guarantor” means the Founder.

1.59      “Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

7

1.60     “Indebtedness” as applied to any Person, means, without limitation: (a) all indebtedness for borrowed money; (b) all obligations evidenced by a note, bond, debenture, letter of credit, draft or similar instrument; (c) that portion of obligations with respect to capital leases that is properly classified as a liability on a balance sheet in accordance with U.S. GAAP; (d) notes payable and drafts accepted representing extensions of credit; (e) any obligation owed for all or any part of the deferred purchase price of property or services, which purchase price is due more than six months from the date of incurrence of the obligation in respect thereof; and (f) all indebtedness and obligations of the types described in the foregoing clauses (a) through (e) to the extent secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is non-recourse to the credit of that Person, provided that Indebtedness shall not include payables and accrued expenses, in each case arising in the ordinary course of business and reflected in the Financial Statements.

1.61     “Intellectual Property” has the meaning set forth in Section 9A of Schedule C attached hereto.

1.62     “Intellectual Property Licenses” has the meaning set forth in Section 9B of Schedule C attached hereto.

1.63     “Indemnifiable Loss” has the meaning set forth in Section 12.3 hereof.

1.64     “Indemnitee” has the meaning set forth in Section 12.3 hereof.

1.65     “Investees” means the Acquisition Vehicle and the Founder.

1.66     “Investee Warranties” has the meaning set forth in Section 5.2 hereof.

1.67     “Investment” has the meaning set forth in the Recitals hereto.

1.68     “Investors” has the meaning set forth in the Recitals hereto.

1.69      “Investors’ Rights Agreement” has the meaning set forth in Section 7.14 hereof.

1.70     “Known” or “Knowledge” means, with respect to any party, the actual knowledge of such Party’s executive officers and senior management and such knowledge as would be reasonably expected to be known by such executive officers and senior management in the ordinary and usual course of their professional responsibilities to such party after due inquiry.

1.71     “Law” means all applicable provisions of all: (a) constitutions, treaties, statutes, laws (including the common law), codes, rules, regulations, ordinances, mandatory guidelines, circulars, orders or implemented policies of any Governmental Authority; (b) Governmental Approvals; and (c) awards, decisions, injunctions, judgments, decrees, settlements, orders, processes, rulings, subpoenas or verdicts (whether temporary, preliminary or permanent) entered, issued, made or rendered by any court, administrative agency, arbitrator, Governmental Authority or other tribunal of competent jurisdiction.

8

1.72     “Leases” means real property leases, subleases, licenses and occupancy agreements.

1.73     “Leased Real Property” means all interest leased pursuant to the Leases of each of the Investees and their respective subsidiaries.

1.74     “Liability” means any debt, liability, commitment or obligation of any kind, character or nature whatsoever, whether known or unknown, choate or inchoate, secured or unsecured, accrued, fixed, absolute, contingent or otherwise, and whether due or to become due.

1.75     “Licenses” means all licenses, permits, consents, authorizations, confirmations, certificates or approvals.

1.76     “Lien” means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, security interest, option, right of first offer, negotiation or refusal, proxy, lien, charge, adverse claim or other restrictions (including, but not limited to, restrictions on transfer), encumbrances or limitations of any nature whatsoever, including, but not limited to, such Liens as may arise under any contract.

1.77     “Long-Stop Date” has the meaning set forth in Section 2.4 hereof.

1.78     “Major Contracts” has the meaning set forth in Section 8A of Schedule C attached hereto.

1.79     “Material Adverse Effect” means any (a) event, occurrence or condition that is materially adverse to the business, operations, results of operations, or condition (financial or otherwise) of the Group Companies taken as a whole; or (b) material impairment of the ability of the Acquisition Vehicle and the Founder taken as a whole to perform their obligations hereunder or under the other Transaction Documents; provided, however, that Material Adverse Effect shall not include any event, occurrence or condition arising out of or resulting from (i) any general national, international or regional economic or financial condition, event or occurrence, (ii) the public announcement of the transactions contemplated by this Agreement or the identity of the Investors (or any of its direct or indirect shareholders or control persons), the pendency of this Agreement or the transactions contemplated hereby, (iii) changes in the political, social or economic stability of countries in which the Company or any of its subsidiaries operate or source production or in the U.S., or changes in the global financial or securities markets, conditions or interest rates, (iv) changes in U.S. GAAP, IFRS or accounting policies or practices applicable to or applied by the Company or any of its subsidiaries, (v) any act of God, war or terrorism or other Force Majeure Event, (vi) any action or contemplated action of any Governmental Authority or (vii) any change or contemplated change in Law or any change in application or interpretation of Law (or any announcement of any such action or change).

9

1.80     “Materials of Environmental Concern” means (i) any hazardous or dangerous material, chemical, substance or waste, including, but not limited to, those which are defined or regulated as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous material,” “hazardous waste,” “extremely hazardous waste,” “restricted hazardous waste,” “infectious waste,” “radioactive,” “toxic substance” or any other formulation intended to define, list or classify substances by reason of deleterious property, such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, or reproductive toxicity by any Governmental Authority pursuant to any Environmental Laws; and (ii) any diesel or diesel products, or fuel additives.

1.81     “Memorandum and Articles” means the Amended and Restated Memorandum of Association and Articles of Association of the Company, in the form and substance mutually acceptable to the Acquisition Vehicle and the Investors, incorporating the terms in the Transaction Documents to the extent permissible under the laws of BVI, to be filed by the Company on or prior to the Exchange.

1.82     “Merger Sub” means New Sihitech Acquisition Limited, a company organized and existing under the laws of the British Virgin Islands, all of the issued and outstanding equity of which is as of the date hereof owned by the Acquisition Vehicle.

1.83     “Note Amount” means, as of any date, the aggregate outstanding amount of the Principal Amount and the accrued but unpaid interest on the Principal Amount as of such date, as calculated in accordance with the terms of Section 4 hereof.

1.84     “Option Securities” means, with respect to any specified Person, all options, warrants and other rights to purchase or acquire any shares of any class of capital stock or any other ownership or equity interest in registered capital of such specified Person, however described and whether voting or non-voting, and any Convertible Securities of such specified Person.

1.85     “Payment Date” has the meaning set forth in Section 4.1 hereof.

1.86     “Paying Agent” means a reputable bank or trust company which is appointed as paying agent in accordance with the terms of the Acquisition Agreement and is reasonably acceptable to the Investors.

1.87     “Paying Agent Agreement” means an agreement in the form and substance reasonably satisfactory to the Investors to be executed between the Acquisition Vehicle and the Paying Agent.

1.88     “Permitted Liens” means (i) Liens for taxes, assessments and other governmental charges or levies not yet due or Liens for taxes, assessments and other governmental charges or levies being contested in good faith and by appropriate proceedings for which adequate reserves (in the good faith judgment of the management of the Company) have been established; (ii) Liens created by or pursuant to the Transaction Documents; (iii) Liens incurred on deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, governmental insurance or government benefits or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and other similar obligations incurred in the ordinary course of business (exclusive of obligations in respect of the payment for borrowed money); and (iv) easements, rights of way, restrictions, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the ordinary conduct of the business of the Company or any of its subsidiaries.

10

1.89     “Person” means any individual, Governmental Authority, corporation, partnership, joint venture, limited partnership, proprietorship, association, limited liability company, firm, trust, estate, unincorporated organization or other enterprise or entity.

1.90     “PRC” means the People’s Republic of China, but, solely for the purposes of this Agreement and all Ancillary Agreements, excluding Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan.

1.91     “PRC Subsidiaries” means the subsidiaries of the Company organized in the PRC (other than WFOE) as set out in Schedule I.

1.92      “Principal Amount” has the meaning set forth in Section 2.1.

1.93     “Proceeding” means any action, suit, dispute, litigation, hearing, claim, demand, arbitration, charge, complaint, investigation, audit, examination, indictment or other civil, criminal, administrative or investigative proceeding by or before any Governmental Authority in effect, at law or in equity.

1.94     “Rollover Shareholders” means the “Rollover Shareholders” under and as defined in the Acquisition Agreement.

1.95     “Qualified IPO” means a firm commitment underwritten registered public offering by the Company of its Shares (or depository receipts or other securities evidencing Shares) that is approved by the Board and meets the following requirements: (x) is listed on a Qualified Stock Exchange; (y) is at a public offering price per share which implies a pre-offering valuation of the Company of not less than US$175,000,000 (or an equivalent value in any other currency).

1.96     “Qualified Stock Exchange” means the Shanghai Stock Exchange, the Shenzhen Stock Exchange, the Hong Kong Stock Exchange or any other internationally recognized stock exchange as approved by the Board;

1.97     “Related Party” means any Affiliate or shareholder of the Company or the WFOE, the members of the immediate family members of any such Affiliate or shareholder that is an individual and any such member’s sister or brother’s immediate family members, and any Person who Controls, is Controlled by, or is under common Control with the Founder or any shareholder of the Company. For purposes of the foregoing definition, “immediate family members” shall include an individual’s spouse, parents, children and siblings, whether by blood, marriage or adoption, and anyone residing in such individual’s home.

11

1.98     “Release” means any release, spill, or leak, pumping, pouring, placing, emitting, emptying, discharging, injecting, escaping, leaching, disposing, or dumping into the environment, whether intentional or unintentional, negligent or non-negligent, sudden or non-sudden, accidental or non-accidental.

1.99      “SAFE” means the State Administration of Foreign Exchange of the PRC.

1.100    “SAIC” means the State Administration of Industry and Commerce of the PRC.

1.101     “SEC” means the U.S. Securities and Exchange Commission or any successor agency.

1.102     “Secured Obligations” has the meaning set forth in Section 4.7 hereof.

1.103     “Securities” means Equity Securities, shares of capital stock, partnership interests, limited liability company interests, warrants, options, bonds, notes, debentures and other equity and debt securities (including, with respect to the Acquisition Vehicle, for avoidance of doubt, the Exchangeable Notes) of whatever kind of any Person, whether readily marketable or not.

1.104     “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

1.105     “Security Documents” has the meaning set forth in Section 4.7 hereof, including but not limited to the Charges Over Shares.

1.106     “shareholder” means, with respect to any specified Person, a holder of the capital stock or share capital of such specified Person.

1.107     “Shares” means the Company’s ordinary shares, no par value per share, with the rights and privileges as set forth in the Memorandum and Articles.

1.108     “Share Option Scheme” means, with respect to any specified Person, any share option, share appreciation, share purchase, phantom share or other equity-based plan, arrangement, agreement, policy or understanding, whether written or unwritten, that provides or may provide benefits or compensation in respect of any employee, officer, director or consultant or former employee, officer, director or consultant of that specified Person or an Affiliate thereof or the beneficiaries or dependents of any such employee or former employee, officer, director or consultant.

1.109   “subsidiary” shall mean, with respect to any Person (herein referred to as the “parent”), any corporation, limited liability company, partnership, association or other business entity of which securities of other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or more than 50% of the general partnership interests are, at the time any determination is being made, owned, controlled or held by the parent.

12

1.110     “Target Shares” means the entire issued share capital of the Company, other than those beneficially owned by the Founder.

1.111     “Tax” means any income, franchise, capital stock, capital gain, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs duties, severance, environmental, real property, personal property, ad valorem, occupancy, license, occupation, employment, payroll, social security, disability, unemployment, workers’ compensation, withholding, estimated or other similar tax, levy, duty, fee, assessment or other governmental charge or deficiencies thereof (including all interest, surcharges and penalties thereon and additions thereto).

1.112     “Tax Authority” means any Governmental Authority responsible for the imposition of any Tax.

1.113     “Tax Benefits” means any Tax refunds, reductions, rebates, exemptions, deferrals, credit, waivers or other Tax-related benefits.

1.114     “Tax Breaks” means: (a) the minimum two-year exemption from PRC corporate income tax or other similar tax for a wholly foreign-owned enterprise after it becomes profitable; and (b) 50% reduction in the PRC corporate income tax or other similar tax otherwise payable by such wholly foreign-owned enterprise for a minimum three-year period after the expiration of the tax exemption referred to in clause (a).

1.115     “Tax Return” means any return, report declaration, filing form, claim for refund or information return or statement relating to Tax, including any schedule or attachment thereto and any amendment thereof.

1.116     “Tranche A Exchangeable Notes” means the Exchangeable Notes designated as Tranche A, constituting US$30.0 million of the Principal Amount in aggregate.

1.117     “Tranche B Exchangeable Notes” means the Exchangeable Notes designated as Tranche B, constituting US$18.0 million of the Principal Amount in aggregate.

1.118     “Transaction Costs” has the meaning set forth in Section 12.9 hereof.

1.119     “Transaction Documents” means this Agreement, the Ancillary Agreements and any other documents contemplated by the foregoing agreements.

1.120     “U. S.” or “United States” means the United States of America.

1.121     “U.S. GAAP” means generally accepted accounting principles in the Untied States.

1.122     “US$” means the legal currency of the United States.

1.123      “WFOE” means 北京宇信易诚科技有限公司, a wholly foreign-owned enterprise organized and existing under the laws of the PRC and a wholly-owned indirect subsidiary of the Company.

13

1.124     “WFOE Disclosure Schedule” has the meaning set forth in Section 5.1 hereof.

1.125     “WFOE Warranties” has the meaning set forth in Section 5.1 hereof.

2.	CLOSING AND FUNDING OF THE EXCHANGEABLE NOTES.

2.1        Exchangeable Notes. Subject to satisfaction or waiver of the conditions to Closing set forth in Section 7, (a) the Acquisition Vehicle shall on the Closing Date issue the Exchangeable Notes to the Investors, and (b) the Investors shall subscribe for the Exchangeable Notes in the aggregate principal amount of the Acquisition Consideration less the Founder's Contribution (the "Principal Amount") on the Closing Date in accordance with Section 2.2.

2.2        Division of the Principal Amount. The amount of the Exchangeable Notes to be issued by the Acquisition Vehicle to each Investor is set forth in Schedule A attached hereto.

2.3       Closing and Funding.

(a)          The funding and closing of the Exchangeable Notes (the “Closing”) as contemplated by this Agreement shall take place at the office of Troutman Sanders, 34th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, at 9:00 am (Beijing time) on the third Business Day following the date when all conditions to the Closing under Section 7 hereof have been satisfied or duly waived, or at such other time, on such other date or at such other location as is agreed by the Parties in writing (the “Closing Date”).

(b)          At the Closing, the Investors shall respectively but simultaneously pay to the Paying Agent, by wire transfer in immediately available funds, or by other payment methods mutually agreed in writing among the Acquisition Vehicle and the Investors prior to the Closing, an amount in the aggregate equal to the Principal Amount in accordance with Schedule A attached hereto. Notwithstanding anything to the contrary herein, the obligations of the Acquisition Vehicle at the Closing under this Section 2 are subject to each of the Investors effecting the Closing. In no event shall the Acquisition Vehicle be obligated or required to issue the Exchangeable Notes at the Closing in accordance with this Section 2 for an aggregate amount less than the Principal Amount.

(c)          The amounts of the Exchangeable Notes to be respectively subscribed by each Investor will be issued free and clear of, and without deduction or withholding for taxes, levies, fees, assessments or other charges of whatever nature now or hereafter imposed by any jurisdiction or by any political subdivision or taxing authority thereof or therein with respect to such payments.

(d)          At the Closing, the Acquisition Vehicle shall deliver, or cause to be delivered, to the Investors the following:

(i)          the Exchangeable Notes dated the Closing Date in the respective amounts loaned by each Investor pursuant to the Exchangeable Notes and totaling, in aggregate, the amount of the Principal Amount;

14

(ii)         the certificates, documents and instruments to be delivered to substantiate the satisfaction of each of the conditions under Section 7 hereof; and

(iii)        such other documents as the Investors may reasonably request.

2.4           If any of the conditions to Closing set forth in Section 7 hereof have not been satisfied or waived by the Investors on or prior to August 13, 2013 (the “Long-Stop Date”), then each Investor and the Acquisition Vehicle shall have the right to terminate, at its sole discretion, this Agreement. Any such termination pursuant to this Section 2.4 shall have the effects as set forth in Section 11.2.

3.	EXCHANGE OF THE EXCHANGEABLE NOTES.

3.1           Exchange. At the option of the Investors, the Exchangeable Notes shall be exchangeable into Shares at the Exchange Price at one time or multiple times and in whole or in part (a) at any time after the Delisting but before the Payment Date in respect of Tranche A Exchangeable Notes (such event, the “Tranche A Exchange”); or (b) at any time following the date that is one year after the Delisting but before the Payment Date in respect of Tranche B Exchangeable Notes (such event, the “Tranche B Exchange”, together with the Tranche A Exchange, the “Exchange”). Should a Qualified IPO be likely to occur on or before the Payment Date and the relevant listing authority (or the rules or regulations of the Qualified Stock Exchange) requires or requests that the Exchangeable Notes be fully exchanged or repaid, the Acquisition Vehicle shall promptly notify the Investors in writing together with sufficient details of such requirement(s) or request(s) (including the deadline given by the relevant listing authority to exchange or repay the Exchangeable Notes) and each Investor shall elect in writing within a reasonable period (the “Election Period”) either (i) to exchange all the outstanding Exchangeable Notes into Shares at the Exchange Price; or (ii) exchange all the outstanding Tranche A Exchangeable Notes into Shares at the Exchange Price and request the Acquisition Vehicle to prepay all outstanding Note Amount with respect of Tranche B Exchangeable Notes, at the closing of the Qualified IPO; or (iii) exchange all outstanding Tranche A Exchangeable Notes and part of the Tranche B Exchangeable Notes into Shares at the Exchange Price and request the Acquisition Vehicle to prepay the outstanding Note Amount with respect to part of the Tranche B Exchangeable Notes not exchanged, at the closing of the Qualified IPO; provided however that the Election Period shall be at least ten (10) Business Days long and the expiry date of the Election Period shall be prior to the deadline given by the relevant listing authority to exchange or repay the Exchangeable Notes as aforementioned; provided further, however, that if any Investor fails to deliver such written notice, the Acquisition Vehicle may require the Investors to exchange all the outstanding Tranche A Exchangeable Notes into Shares at the Exchange Price, and elect (A) to require the Investors to exchange all the outstanding Tranche B Exchangeable Notes into Shares at the Exchange Price at the closing the Qualified IPO, or (B) to prepay the outstanding Note Amount with respect to the Tranche B Exchangeable Notes at the closing the Qualified IPO. Any Shares to be delivered to an Investor in connection with an Exchange shall be Shares owned by Acquisition Vehicle and shall be transferred by the Acquisition Vehicle to such Investors in connection with such Exchange in accordance with the terms hereof. For the avoidance of doubt, the Acquisition Vehicle shall be liable for any Taxes incurred by the Acquisition Vehicle in connection with the transfer of the Shares pursuant to an Exchange.

15

3.2       Exchange Notice.

(a)          Subject to any applicable Law, to exercise the Exchange, the Investors shall provide a written notice (the “Exchange Notice”) to the Company stating their intention to exercise their option to exchange the Exchangeable Notes, the amount of the Exchangeable Note to be exchanged, the number of Shares to be transferred by the Acquisition Vehicle to such Investor in such exchange (together with reasonable evidence of such Investor’s calculation of the number of Shares), and a proposed Exchange Date in accordance with Section 3.1.

(b)          The right of the exchanging Investor to repayment of the principal amount of the Exchangeable Notes being exchanged shall be extinguished and the Acquisition Vehicle shall be released on the Exchange Date from such repayment obligations subject to the due delivery of such Shares exchanged to such Investor in accordance with Section 3.3.

(c)          In the event the Investors do not exchange the outstanding Note Amount of such Exchangeable Note in full, such outstanding Note Amount shall be due and payable by the Acquisition Vehicle to the Investors on the Payment Date.

3.3       Exchange Date.

(a)          The closing of the Exchange and the transfer and delivery of the Shares by the Acquisition Vehicle in connection therewith shall take place at the office of Troutman Sanders, 34th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, at 10:00 am (Beijing time) on the date set forth in the Exchange Notice (the “Exchange Date”). The Parties agree that all transactions at the Exchange shall be deemed to occur simultaneously and none of them shall be deemed to have occurred until the consummation of the Exchange.

(b)          Prior to any Exchange, the Investors shall take all actions reasonably necessary to release the Charge over Shares executed by the Acquisition Vehicle with respect to the number of Shares to be transferred and delivered to the applicable Investor pursuant to such Exchange (with such release taking effect conditional upon the completion of such Exchange), including, without limitation, a deed of release.

(c)          At the Exchange, the Investors shall deliver to the Acquisition Vehicle the relevant original Exchangeable Notes which the Acquisition Vehicle shall mark “Cancelled” or “Paid in Full”.

(d)          At the Exchange, the Acquisition Vehicle shall deliver, or cause to be delivered, to each Investor participating in such Exchange the following:

16

(i)          a certificate representing the duly authorized and validly issued Shares to be transferred to such Investor by the Acquisition Vehicle upon the Exchange, registered in the name of the Investor or its designee;

(ii)         a certificate signed by an authorized officer of the Acquisition Vehicle certifying that (A) the resolutions of the Acquisition Vehicle approving the transfer of Shares in connection with the Exchange, and (B) such Shares are conveyed, transferred, assigned and delivered to such Investor by the Acquisition Vehicle free and clear of all Liens;

(iii)        written resolutions of all shareholders of the Company approving and adopting the Memorandum and Articles;

(iv)        evidence verifying that the Memorandum and Articles have been duly filed by the Company with the applicable Governmental Authority in the BVI;

(v)         copies of the register of members and the register of directors of the Company, as certified by a director or an executive officer of the Company and updated to reflect the Exchange;

(vi)        copies of the Ancillary Agreements, in each case, duly executed by the Investees, as applicable; and

(vii)       such other documents as the Investors may reasonably request.

4.	TERMS OF THE EXCHANGEABLE NOTES.

4.1           Maturity. Subject to Section 4.5 hereof, the Exchangeable Notes shall be due and payable in full on the fifth anniversary of the Closing Date (the “Payment Date”) if the Exchange does not occur in full on, or prior to, the Payment Date in accordance with Section 3.1 hereof.

4.2           Interest. The Exchangeable Notes shall bear interest payable semi-annually in arrears on the outstanding Tranche B Exchangeable Notes from the Closing Date (a) at a rate of 5% per annum within the first year following the Closing Date; and (b) at a rate of 18% per annum after the first year following the Closing Date until the Tranche B Exchangeable Notes have been either fully repaid or exchanged. If the Principal Amount of the Tranche B Exchangeable Notes has neither been fully repaid nor exchanged prior to the Payment Date, any accrued but unpaid interest shall be paid pursuant to Section 4.5.

4.3           Use of Proceeds. The Acquisition Vehicle shall use the proceeds resulting from the funding of the Exchangeable Notes to fund the payment of the Acquisition Consideration. The Acquisition Vehicle shall provide the Investors with reasonably detailed supporting documentation evidencing the use of the proceeds by the Acquisition Vehicle.

17

4.4           Notes. The Acquisition Vehicle’s obligation to repay the Exchangeable Notes shall be evidenced by promissory notes issued by the Acquisition Vehicle in the form and substance of Exhibit A hereto.

4.5           Repayment. The outstanding Principal Amount not repaid or exchanged pursuant to Section 3.1 hereof, together with all amounts in respect of any accrued but unpaid interest thereon, shall be paid to the Investors on the Payment Date by wire transfer in immediately available funds. The Acquisition Vehicle shall have the right to prepay all or any part of the outstanding Tranche B Exchangeable Notes prior to the Payment Date, provided that the Acquisition Vehicle shall give each Investor a prior written notice indicating its intent to repay the outstanding Tranche B Exchangeable Notes and specifying in such notice the amount of such repayment, which shall be at a minimum repayment amount of US$500,000. In any event, such notice shall be given by the Acquisition Vehicle at least ten (10) Business Days prior to the date of such repayment. The Acquisition Vehicle shall make all payments to be made by it without any deduction or withholding for Taxes, unless such deduction or withholding is required by law. If such deduction or withholding is required by law to be made by the Acquisition Vehicle, the amount of the payment due from the Acquisition Vehicle shall be increased to an amount which (after making such deduction or withholding) leaves an amount equal to the payment which would have been due if no such deduction or withholding had been required.

4.6        Events of Default. If, prior to the full repayment or exchange of the Exchangeable Notes, one or more of the following events (each, an “Event of Default”) shall occur:

(a)          default in the due observance or performance of any material term, covenant, or agreement contained in the Security Documents by any Party thereunder other than the Investors;

(b)          default in the due observance or performance of any material term, covenant or agreement contained in this Agreement or any of the other Transaction Documents by any Party hereunder or thereunder other than the Investors, and such default shall not have been cured within sixty (60) Business Days after the Acquisition Vehicle and the Founder have received written notice from the Investors of such default;

(c)          the Acquisition Vehicle, any Group Company or Guarantor fails to comply with any of the financial undertakings under any loan agreement to which it is a party;

(d)          the Acquisition Vehicle or any Group Company stops or suspends payments to its creditors generally or is unable or admits its inability to pay its debts as they fall due or seeks to enter into any arrangement with its creditors or is declared or becomes bankrupt or insolvent; or

18

(e)          the occurrence of a Bankruptcy Event with respect to the Acquisition Vehicle or any of the Group Companies, then (A) the Investors, by joint written notice to the Acquisition Vehicle, may declare the Note Amount as of such date immediately due and payable, together with all accrued but unpaid interest thereon through such date, and the Investors may immediately enforce the security granted by this Agreement and (B) from and after the Event of Default, the Tranche A Exchangeable Notes shall accrue interest at 25% per annum compounded on an annual basis and the Tranche B Exchangeable Notes and all accrued but unpaid interest shall accrue interest at 20% per annum compounded on an annual basis or, if less, the highest rate permitted by applicable Law from and after the Event of Default. The Acquisition Vehicle agrees to pay the Investors all reasonable out-of-pocket costs and expenses incurred by the Investors (when incurred) in any effort to collect the Note Amount.

4.7        Security Interests.

(a)          As security for the prompt and complete performance by the Investees of their respective obligations under this Agreement and to induce the Investors to enter into this Agreement and the other Transaction Documents, the Acquisition Vehicle hereby charges and assigns to the Investors a first priority security interest in all of its rights, titles and interests in any Person that it currently owns or hereafter acquires (including, but not limited to the Company), whether now existing or hereafter arising and wherever located (the “Collateral”) to the extent permitted by applicable Laws.

(b)          The Acquisition Vehicle shall take any further actions, make any filings in any jurisdiction or execute any further documents (the “Security Documents”) reasonably requested by the Investors in order to create a fully perfected (if applicable) first priority security interest in the Collateral or any portion thereof.

(c)          The security granted by this Agreement is in addition to and independent of any other rights or security held by the Investors at any time for the obligations of the Investees under this Agreement (the “Secured Obligations”) and shall not merge with or prejudice or be prejudiced by any such rights or security or any other contractual or legal rights of the Investors, all or any of which the Investors may take, perfect, enforce, renew, vary, release or refrain from taking, perfecting or enforcing without releasing, reducing or otherwise affecting the Secured Obligations.

(d)          The obligations of the Acquisition Vehicle under this Section 4.7 will not be affected by any act, omission, matter or thing which, but for this Section 4.7, would reduce, release or prejudice any of its obligations under this Agreement (without limitation and whether or not known to it or the Investors) including, without limitation:

(i)          any time, waiver or consent granted to, or composition with, or other indulgence being granted to each Investee or any other Person (except granted by the Investors);

(ii)         the release of each Investee or any other Person under the terms of any composition or arrangement with any creditor;

19

(iii)        the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of each Investee or other Person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realize the full value of any security;

(iv)        any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of each Investee or any other Person;

(v)         any amendment (however fundamental), waiver, release or replacement of any document setting out the terms of the Secured Obligations or any other document or security;

(vi)        any unenforceability, illegality or invalidity of any obligation of any Person under any document setting out the terms of the Secured Obligations or any other document or security; or

(vii)       any Bankruptcy Event affecting, or any reorganization or other change in, each Investee or any Group Company.

(e)          No failure on the part of the Investors to exercise, or delay on their part in exercising, any right they may have in respect of the Collateral shall operate as a waiver thereof, nor shall any single or partial exercise of such a right preclude any further or other exercise of that or any other such right.

(f)          The security constituted by this Agreement shall be continuing security and will extend to the ultimate balance of the Secured Obligations regardless of any intermediate or partial payment or satisfaction of the whole or any part of the Secured Obligations.

(g)          The Investors shall not be obliged before exercising any of their rights, powers or remedies conferred upon them in respect of any of the Investees by this Agreement or by Law:

(i)          to make any demand of the Investees;

(ii)         to take any action or obtain judgment in any court against the Investees;

(iii)        to make or file any claim or proof in a winding-up or dissolution of the Investees; or

(iv)        to enforce or seek to enforce any other security taken in respect of any of the obligations of the Investees to the Investors.

20

(h)          Each Investee agrees that, until the discharge in full of the Secured Obligations, any right which it may at any time have by reason of performance by it of its obligations under this Agreement:

(i)          to be indemnified by Acquisition Vehicle and the Company;

(ii)         to claim any contribution from any other Person of the Acquisition Vehicle’s and any Group Company’s obligations to the Investors; and/or

(iii)        to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any of the Investors or of any other security taken pursuant to, or in connection with, this Agreement by the Investors, shall be exercised by them in such manner and upon such terms as the Investors may require and further agrees to hold any moneys at any time received by them as a result of the exercise of any such right for and on behalf of, and to the order of, the Investors for application in or towards payment of any sums at any time owed to the Investors by any of the Investees.

(i)          For the purpose of preserving the Investors’ right to prove in the liquidation, bankruptcy or other insolvency of any of the Investees for the full amount of the Secured Obligations, the Investors may place any money received under this Agreement to the credit of securities realized or suspense account for so long as reasonably required to preserve such rights, without any obligation in the meantime to apply such money in or towards discharge of any of the Secured Obligations.

(j)          Upon the earliest to occur of (1) the full exchange or repayment of the Exchangeable Notes, and (2) the termination of this Agreement in accordance with Section 11 hereof, the Investors shall at the request and cost of the Acquisition Vehicle:

(i)          release, reassign and discharge (as appropriate) to the Acquisition Vehicle the Collateral;

(ii)         release, reassign and discharge (as appropriate) to the relevant Person any other Secured Obligations under this Agreement; and

(iii)        execute such termination statements and other documents as may be reasonably requested by the Acquisition Vehicle or any relevant Person to evidence the same.

5.	REPRESENTATIONS AND WARRANTIES OF THE INVESTEES.

5.1           Representations. As of the date hereof, each Investee hereby represents and warrants to each Investor as expressed in Sections 5.1(a) below, subject only to matters disclosed in the Company disclosure schedule (the “Company Disclosure Schedule”) and the WFOE disclosure schedule (the “WFOE Disclosure Schedule”, together with the Company Disclosure Schedule, the “Disclosure Schedules”), as applicable, attached hereto as Exhibit B and Exhibit C respectively.

21

(a)          Representations by the Investees. Subject only to matters disclosed in the Disclosure Schedules, the Investees jointly and severally represent and warrant to each Investor, as of the date hereof, that (i) each of the representations and warranties regarding the Company set forth in Schedule B attached hereto (the “Company Warranties”), (ii) each of the representations and warranties regarding the WFOE set forth in Schedule C attached hereto (the “WFOE Warranties”), (iii) each of the representations and warranties regarding the BVI I set forth in Schedule D attached hereto (the “BVI I Warranties”), (iv) each of representations and warranties regarding the BVI II set forth in Schedule E attached hereto (the “BVI II Warranties”), (v) each of the Founder’s representations and warranties set forth in Schedule F attached hereto (the “Founder Warranties”), (vi) each of Acquisition Vehicle’s representations and warranties set forth in Schedule G attached hereto (the “Acquisition Vehicle Warranties”), (vii) each of the representations and warranties regarding Merger Sub set forth in Schedule H attached hereto (the “Merger Sub Warranties”), and (viii) each of the representations and warranties set forth in the Acquisition Agreement (the “Acquisition Agreement Warranties”) is true and correct.

5.2           Acknowledgment. Each Investee acknowledges that each Investor has entered into this Agreement and the other Transaction Documents to which it is a party in reliance upon, among other things, the Company Warranties, the WFOE Warranties, the BVI I Warranties, the BVI II Warranties, the Acquisition Vehicle Warranties, the Founder Warranties, the Merger Sub Warranties and the Acquisition Agreement Warranties (collectively, the “Investee Warranties”). Save as expressly otherwise provided, each of the Investee Warranties shall be separate and independent and shall not be limited by reference to any other Investee Warranty or part thereof.

6.	REPRESENTATIONS AND WARRANTIES OF THE INVESTORS. Each Investor hereby represents and warrants to each Investee, severally and not jointly, that:

6.1           Status. Such Investor is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

6.2           Power and Authority. Such Investor has the requisite power and authority and has secured all permits, licenses, consents or registrations from competent government authorities in accordance with applicable law that are required to execute and deliver each of the Transaction Documents to which it is a party and to perform its obligations thereunder.

6.3           Enforceability. All action on the part of each Investor necessary for the authorization, execution and delivery of each of the Transaction Documents to which it is a party, the performance of all obligations by it under each of the Transaction Documents to which it is a party and the consummation of the Contemplated Transactions has been taken or, to the extent expressly specified in this Agreement or any Transaction Document, will be taken prior to the Closing. This Agreement and each of the Ancillary Agreements to which an Investor is a party executed and delivered by such Investor in connection herewith, when executed and delivered in accordance herewith or therewith, has been or will be duly executed and delivered by such Investor, and constitutes or will constitute legal, valid and binding obligations of such Investor, enforceable in accordance with their respective terms, except that enforcement hereof and thereof may be limited by: (a) bankruptcy, insolvency, fraudulent transfer, reorganization and moratorium laws and by other similar laws of general applicability relating to or affecting the rights of creditors; or (b) laws relating to the availability of specific performance, injunctive relief or other equitable remedies or general equity principles.

22

6.4           No Conflicts, Etc. The execution, delivery and performance by such Investor of this Agreement and each of the Transaction Documents to which it is a party, and the consummation of the Contemplated Transactions, do not and will not: (a) conflict with, contravene, or result in a violation or breach of or default (with or without the giving of notice or the lapse of time or both) under, or (b) result in the creation of any Lien (or any obligation to create any Lien) upon any of the properties or assets of such Investor under, in each case, (i) any Law applicable to such Investor or any of its properties or assets, (ii) any provision of any of the organizational documents of such Investor, or (iii) any contract, agreement or other instrument to which such Investor is a party or by which its properties or assets may be bound.

6.5           Exchange for their own Account. The Shares received by the Investors, if any, will be acquired for investment purposes for the Investors’ own account or the account of one or more of the Investors’ Affiliates, not as a nominee or agent, with the present intention of holding such shares for purposes of investment and not with a current view to the resale or distribution of any party thereof, and the Investors do not have any present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, each Investor further represents that it has not been organized for the purpose of acquiring the Shares, and it does not have any Contract with any Person to, directly or indirectly, sell, transfer or grant participations, with respect to any of the Shares, and has not solicited any Person for such purpose.

6.6           Non-US Resident. Such Investor is not resident in the United States and is acquiring the Shares in an offshore transaction under Rule 903 of the Securities Act. Such Investor has such knowledge and experience in financial and business matters that such Investor is capable of evaluating the merits and risks of an investment in the Acquisition Vehicle, and that such Investor is able to bear the economic risks of an investment in the Shares and can afford a complete loss of such investment.

7.	CONDITIONS TO THE OBLIGATIONS OF THE INVESTORS AT THE CLOSING. The obligations of the Investors at the Closing under Section 2.3 hereof are subject to the fulfillment on or before the Closing of each of the following conditions (unless duly otherwise waived in writing by the Investors):

7.1           Representations and Warranties. The Investee Warranties that are qualified by materiality or Material Adverse Effect shall be true and correct on and as of the Closing Date with the same effect as though such Investee Warranties had been made on and as of the Closing Date, and the Investee Warranties that are not qualified by materiality shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such Investee Warranties had been made on and as of the Closing Date.

23

7.2           Performance. Each Investee shall have performed and complied in all material respects with all covenants, undertakings, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it at or before the Closing.

7.3           Authorizations. Each Investee shall have obtained all Consents of competent Governmental Authorities set forth on Schedule J for the consummation of all of the transactions contemplated by this Agreement, and all such Consents shall be effective as of the Closing.

7.4           Approval from Acquisition Vehicle. The duly signed resolutions of the board of directors of the Acquisition Vehicle approving and authorizing this Agreement and each of the other Transaction Documents, and the transactions contemplated hereunder and thereunder, shall have been delivered to the Investors.

7.5           Approval from the Company. The Investors shall have received written confirmation from the Acquisition Vehicle confirming that the special committee of the Board and the holders of a majority of the outstanding ordinary shares of the Company have approved the Acquisition.

7.6           Confirmation from the Acquisition Vehicle. The Investors shall have received a written confirmation (in a form and substance reasonably satisfactory to the Investors) from the Acquisition Vehicle confirming that: (i) the Articles of Merger have been filed with the BVI Registry of Companies and attaching the acknowledgment of receipt issued by the BVI Registry of Companies; (ii) the Acquisition Agreement remains in full force and effect and has not been rescinded or repudiated by any party to it; and (iii) the Acquisition Effective Time has occurred.

7.7           Founder’s Contribution. The Founder has made irrevocable wire transfers of the Founder’s Contribution to the Paying Agent, and written confirmation by the Founder that such amount of Founder’s Contribution will be applied towards funding the Acquisition Consideration.

7.8           Proceedings and Documents. All corporate and other proceedings in connection with the Contemplated Transactions shall be reasonably satisfactory in form and substance to the Investors, and the Investors shall have received all such counterpart originals or other copies of such documents as it may reasonably request.

7.9           No Litigation. Except as disclosed on the Disclosure Schedules, no action, suit, proceeding, claim or arbitration shall have been instituted or, to the Knowledge of Investees, threatened to be instituted prior to the Closing against any of the Investees and the Group Companies seeking to enjoin, challenge the validity of, or assert any Liability against any of them on account of, any transactions contemplated by this Agreement and any of the other Transaction Documents.

7.10         Compliance Certificate. Each of the Acquisition Vehicle and the Founder shall have delivered to the Investors a certificate, dated the Closing Date and signed by a duly authorized director or officer (or, in the case of the Founder, signed by the Founder), in form and substance reasonably satisfactory to the Investors, certifying that the conditions set forth in this Section 7 have been satisfied as of the Closing Date.

24

7.11         No Material Adverse Change. There shall not have occurred on or prior to the Closing any event likely to have a Material Adverse Effect.

7.12         No Prohibition. Neither the consummation nor the performance of any of the transactions contemplated herein will, directly or indirectly (with or without the giving of notice or the lapse of time or both), contravene, or conflict with, or result in a violation of: (a) any applicable Law; (b) any Law that has been published, introduced or otherwise proposed by any Governmental Authority; or (c) any applicable Governmental Approvals.

7.13         Charges Over Shares. The Founder and the Acquisition Vehicle shall have executed and delivered the Deeds of Share Charge (the “Charges Over Shares”), in the form of Exhibit C attached hereto, dated the Closing Date, to charge to the Investors their respective legal and beneficial interests in and to the issued and outstanding equity in each of the Acquisition Vehicle and the Company.

7.14         Paying Agent Agreement. The Investees shall have duly executed and delivered a customary Paying Agent Agreement, in form and substance reasonably acceptable to each of the Investees and Investors.

7.15         Opinion of BVI Counsel. The Investors shall have received from Appleby, the BVI counsel to the Acquisition Vehicle, a legal opinion, dated the Closing Date, substantially in the form attached hereto as Exhibit E.

7.16         Opinion of PRC Counsel. The Investors shall have received from Jingtian & Gongcheng Attorneys at Law, the PRC counsel to the Acquisition Vehicle, a legal opinion, dated the Closing Date, substantially in the form attached hereto as Exhibit F.

8.	COVENANTS BY THE INVESTEES. Each Investee hereby agrees and covenants that it shall take all action reasonably necessary to effect the covenants set forth in this Section 8.

8.1           Advice of Changes. Until the earlier of (x) Exchangeable Notes are either fully repaid or exchanged; or (y) the Payment Date, the Acquisition Vehicle shall promptly advise the Investors in writing of: (a) any breach of any covenant or obligation of such Person pursuant to this Agreement or any of the other Transaction Documents such that the condition set forth in Section 7.2 would not be satisfied; (b) any Material Adverse Effect; (c) any change, event, circumstance, condition or effect with respect to itself that could reasonably be expected to result in a Material Adverse Effect or cause any of the conditions set forth in Section 7 not to be satisfied.

8.2           Best Efforts. Each Investee shall use its reasonable best efforts to cause the conditions to Closing specified in Section 7 to be satisfied in full as soon as possible after the date hereof, but in any event, before the Long-Stop Date.

25

8.3           Restrictions on Transfer of Equity Securities and Issue of New Equity Securities. Prior to the Closing, without the Investors’ prior written consent, no Party may sell, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of in any way, directly or indirectly, all or any part of any interest in the Equity Securities of or any other indirect interest in the Acquisition Vehicle or the Merger Sub, as the case may be, now or hereafter owned or held by such Person, other than as otherwise contemplated by this Agreement, the Acquisition Agreement or as set forth on Schedule K.

8.4           No Indebtedness to the Acquisition Vehicle by Shareholders or Corporate Officers. Prior to the Closing, the Acquisition Vehicle or Merger Sub shall not enter into any contract or other arrangement that would result in any Indebtedness due to Acquisition Vehicle and Merger Sub from any shareholder, corporate officer or board member of the Group Companies, except with the written consent of the Investors.

8.5           Delisting. The Acquisition Vehicle shall ensure that the Delisting occurs within one hundred (100) days after the Acquisition Effective Time.

8.6           Certificate of Merger. The Acquisition Vehicle shall provide a certified copy of the Certificate of Merger within fifteen (15) Business Days after the Closing.

8.7           Investors’ Rights Agreement. At or prior to the Closing, the Investees and as procured by the Investees, the Rollover Shareholders and the Company shall duly execute and deliver a customary Investors’ Rights Agreement (the “Investors’ Rights Agreement”), which shall contain material rights and obligations of the parties and be in form and substance reasonably acceptable to each of the Investees and Investors.

9.	CONFIDENTIALITY.

9.1           Disclosure of Terms. The terms and conditions of this Agreement and the Transaction Documents, as well as all other non-public information provided by one Party to another Party hereunder (collectively, the “Confidential Information”), including its or their existence, shall be considered confidential information and shall not be disclosed by the Party receiving such information from another Party, except as permitted in accordance with the provisions set forth below in this Section 9.

9.2           Permitted Disclosures by Acquisition Vehicle. Notwithstanding the foregoing, the Acquisition Vehicle may, after the Closing or the Exchange, disclose the existence of the investment and the identity of the Investors solely to its current or bona fide prospective investors, employees, investment bankers, lenders, accountants and attorneys, in each case, only where such Persons are under appropriate non-disclosure obligations substantially similar to those set forth in this Section 9.

9.3           Permitted Disclosures by the Investors. Notwithstanding the foregoing and subject to any restriction contemplated in relation to a Qualified IPO, the Investors shall be entitled to disclose their respective investments in the Acquisition Vehicle or the Company solely to its employees, bankers, lenders, co-investors, accountants and attorneys, in each case, only where such Persons are under appropriate non-disclosure obligations to the Acquisition Vehicle substantially similar to those set forth in this Section 9.

26

9.4           Legally Required Disclosure. In the event that any Party is requested by Governmental Authorities or becomes legally required (including without limitation, pursuant to securities laws and regulations) to disclose, under applicable Laws, any Confidential Information in contravention of the provisions of this Section 9, such Party (the “Disclosing Party”) shall provide the other Parties hereto with prompt written notice of that fact and shall consult with the other Parties hereto regarding such disclosure. The Disclosing Party shall, to the extent possible and with the cooperation and reasonable efforts of the other Parties, seek a protective order, confidential treatment or other appropriate remedy. In such event, the Disclosing Party shall furnish only that portion of the Confidential Information which is legally required to be disclosed and shall exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such Confidential Information.

9.5           Press Releases, Etc. Except as permitted by this Section 9, no press release or public announcements regarding the Investors’ investment in the Acquisition Vehicle or the Company as contemplated in this Agreement may be made in any press conference, professional or trade publication, marketing materials or otherwise to the general public without the prior written consent of the Investors.

9.6           Other Information. The provisions of this Section 9 shall be in addition to, and not in substitution for, the provisions of any separate non-disclosure agreement executed by any of the Parties hereto with respect to the transactions contemplated hereby.

9.7           Notices. All notices required under this Section 9 shall be made pursuant to Section 12.8 hereof.

10.	GUARANTEE.

10.1         Guarantee by the Guarantor of the Acquisition Vehicle’s Obligations. In consideration of the entry by the Investors into this Agreement and the making of the Tranche B Exchangeable Notes, the Guarantor, as principal obligator, hereby unconditionally and irrevocably guarantees to the Investors and their successors, endorsees and assigns the due and punctual payment of the Principal Amount of the Tranche B Exchangeable Notes and the interest accrued thereon when and as the same shall become due and payable, whether at the stated maturity, by declaration of acceleration upon the occurrence of the Event of Default, by call for repayment or otherwise, and the due and punctual performance and observance by the Acquisition Vehicle of all of its obligations, agreements, covenants, commitments and undertakings under or pursuant to this Agreement (the “Guaranteed Obligations”) and agree to indemnify the Investors against all Losses which the Investors may suffer through or arising from any breach of the Guaranteed Obligations. This Guarantee is given for the benefit of the Investors and their successors and assigns and shall be binding on the Guarantor and his successors, executors, and administrators.

27

10.2         Irrevocable and Continuity. The Guarantee is an irrevocable guaranty of payment (and not just of collection) and shall continue in effect notwithstanding any assumption of the Guaranteed Obligations by any other Person.

10.3         Guarantee Unconditional. The Guarantee set out in this Section 10 is in no way conditional upon any requirement that the Investors first attempt to collect or enforce any of the Guaranteed Obligations from or against the Acquisition Vehicle.

10.4         Primary Obligations. The Guarantor hereunder acknowledges and agrees that his obligations hereunder are primary and not secondary obligations pursuant to the terms of this Guarantee. The Guarantor hereby agrees to pay promptly to the Investors and perform promptly for the Investors on demand all of the Guaranteed Obligations whenever and to the extent the Acquisition Vehicle fails to pay and perform them punctually when due. The Guarantor hereby waives all special suretyship defenses and protest, notice of protest, demand for performance, diligence, notice of any other action at any time taken or omitted by the Investor and, generally, all demands and notices of every kind in connection with this Section 10 and the Guaranteed Obligations, and which such Guarantor may otherwise assert against the Investors.

10.5         Effectiveness. This Section 10 shall continue to be effective or shall be reinstated, as the case may be, if at any time payment or performance of any of the Guaranteed Obligations is rescinded or must otherwise be restored or returned by the Investors upon the insolvency, bankruptcy or reorganization of Acquisition Vehicle or otherwise. In the event that collection efforts are required, the Guarantor agrees to pay to the Investors all attorney’s fees and other costs and expenses that the Investors reasonably incur in the collection of the Guaranteed Obligations from the Guarantor.

10.6         Liability. The liability of the Guarantor under this Section 10 shall not be released or diminished by any variation of the terms of the Guaranteed Obligations, or any forbearance, neglect, waiver or delay in seeking performance of the Guaranteed Obligations or any granting of time for such performance or any other fact or circumstance other than a specific written waiver by the Investors.

10.7         Indemnity. The Guarantor agrees to indemnify and hold harmless the Investors from and against any and all Losses of any nature whatsoever occasioned by any act or default by the Acquisition Vehicle pursuant to the provisions of this Agreement or under any documents or instruments executed or delivered pursuant thereto or by any failure on the part of the Acquisition Vehicle to observe and perform any or all of its covenants, undertakings and obligations pursuant to the provisions of this Agreement or any documents or instruments executed or delivered in furtherance thereof or pursuant thereto.

10.8         Primary Liability of Guarantor. The obligations of the Guarantor hereunder are, to the extent permitted by applicable laws, and shall be absolute and unconditional and any monies or amounts expressed to be owing or payable by the Guarantor hereunder shall be recoverable from the Guarantor as principal debtor in respect thereof.

28

10.9	Obligations Continuing.

(a)          The obligations of the Guarantor hereunder shall be continuing and shall remain in full force and effect until all the Guaranteed Obligations have been paid and satisfied in full.

(b)          Without prejudice to or in any way limiting or lessening the Guarantor’s liability and without obtaining the consent of or giving notice to the Guarantor, the Investors may grant time, extensions, indulgences, releases and discharges, and accept compositions from, or otherwise deal with the Acquisition Vehicle, the Merger Sub and the Guarantor, as the Investors may see fit.

10.10         Obligations Not Affected. The obligations of the Guarantor hereunder shall, to the extent permitted by applicable laws, be absolute and unconditional irrespective of the validity, legality or enforceability of this Agreement or any other document related hereto, and shall not be released, affected or reduced by any act, omission, default matter or thing whatsoever, occurring before, upon or after demand for payment hereunder (and whether or not known to the Guarantor, the Acquisition Vehicle or the Investors) which, but for this provision, might constitute a whole or partial defense to a claim against the Guarantor hereunder or might operate to release or otherwise exonerate the Guarantor from any of his obligations hereunder or otherwise affect such obligations, including without limitation:

(a)          any limitation of status or power, disability, incapacity or other circumstances relating to Acquisition Vehicle;

(b)          any irregularity, defect, unenforceability or invalidity in respect of any indebtedness or other obligation of the Acquisition Vehicle to the Investors;

(c)          the taking or enforcing or exercising or the refusal or neglect to take or enforce or exercise any security, guarantee, rights or remedies from or against the Acquisition Vehicle or its assets or the release or discharge or failure to renew any such security, guarantee, rights or remedies;

(d)          the granting of time, extensions, renewals, compromises, concessions, waivers and other indulgences to the Acquisition Vehicle;

(e)          any amendment or supplement to or other variation of the Guaranteed Obligations or other obligations of the Acquisition Vehicle to the Investors;

(f)          any change in the control, business, assets, capital structure or constitution of the Acquisition Vehicle or the Guarantor or any merger or amalgamation of the Acquisition Vehicle;

(g)          the winding up, insolvency, bankruptcy or liquidation of the Acquisition Vehicle or the Guarantor;

29

(h)          any disability or any other defense of the Acquisition Vehicle or any other Person and any other circumstance whatsoever (with or without notice to or knowledge of the Guarantor) which may or might in any manner or to any extent vary the risks of the Guarantor or might otherwise constitute a legal or equitable discharge of a surety or a guarantor or otherwise; or

(i)          any omission, in whole or in part, by the Investors to prove their claim or interest in any winding up, insolvency, bankruptcy or liquidation of the assets of the Acquisition Vehicle or the Guarantor.

10.11         Postponement. All indebtedness and liability of the Acquisition Vehicle to the Guarantor, present or future, actual or contingent, is hereby postponed to the payment in full of the Guaranteed Obligations. Any payments or proceeds which are received by the Guarantor on account of any indebtedness or liability of the Acquisition Vehicle to the Guarantor shall be received by the Guarantor in trust for the Investors and shall be held in trust by the Guarantor and forthwith, upon demand, paid to the Investors to be applied on account of the Guaranteed Obligations.

10.12         No Withholding or Deduction. Any amount payable by the Guarantor shall be paid in full on demand without any deduction or withholding whatsoever (whether in respect of set-off, counterclaim, duties, charges, taxes or otherwise).

10.13         Claims by Guarantor. The Guarantor represents to and undertakes with the Investors that he has not taken and will not take any security in respect of his liability under this Guarantee from the Acquisition Vehicle. So long as any of the Guaranteed Obligations remain unpaid or undischarged, the Guarantor hereby waives (but only with respect to the Investors and not as to any other Persons) all rights to subrogation arising out of any payment by the Guarantor under this Section 10 and shall not exercise any right of subrogation or any other rights of a surety or enforce any security or other right or claim against the Acquisition Vehicle or claim in the insolvency or liquidation of the Acquisition Vehicle in competition with the Investors. If the Guarantor receives any payment or benefit in breach of this Section 10, it shall hold the same upon trust for the Investors as a continuing security for the Guaranteed Obligations.

10.14         Default. In the event the Guarantor or the Acquisition Vehicle defaults for any reason in the performance of the Guaranteed Obligations, the Guarantor shall forthwith upon demand unconditionally perform (or use his reasonable best efforts to procure performance of) and satisfy (or use his reasonable best efforts to procure the satisfaction of) the Guaranteed Obligations in regard of which such default has been made in accordance with this Agreement and so that the Investors receive the same benefits as they would have received if the Guaranteed Obligations had been duly performed and satisfied by the Guarantor and the Acquisition Vehicle.

11.	TERMINATION.

11.1         Termination. Notwithstanding anything in this Agreement to the contrary and without prejudice to the termination provisions set out in each of the other Transaction Documents, this Agreement and the transactions contemplated hereby may, by written notice given at any time prior to the Closing, be terminated:

30

(a)          by the Investors and the Investees, upon their mutual written consent;

(b)          by the Investors or the Acquisition Vehicle pursuant to Section 2.4 hereof;

(c)          by the Investors, if a material breach of any provision of this Agreement has been committed by any of the Investees and such breach (i) would result in the failure of the conditions to Closing set forth in Section 7 or (ii) cannot be cured by the Long-Stop Date, in which case, the Investees are required to pay to the Investors break costs of US$5,000,000 within five (5) Business Days of demand by the Investors;

(d)          by the Investees, if a material breach of any provision of this Agreement has been committed by any of the Investors and such breach cannot be cured by the Long-Stop Date, in which case, each of the Investors are required to pay to the Investees their respective attributable amounts of the break costs of US$5,000,000 pro-rata to their respective portions of the Principal Amount within five (5) Business Days of demand by the Investees; or

(e)          by either the Investors or the Investees, if any Governmental Authority shall have issued, enacted, entered, promulgated or enforced any judgment, order, injunction rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting the consummation of any material transactions contemplated herein and such judgment, order, injunction rule or decree or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 11.1(e) shall not be available to any Party that has failed to fully comply with its obligations hereunder in any manner that shall have proximately contributed to the occurrence of such judgment, order, injunction rule or decree or other action.

11.2         Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.1 hereof, this Agreement (other than Section 10, this Section 11 (Confidentiality), Section 12.3 (Indemnity), Section 12.5 (Governing Law), Section 12.8 (Notices), Section 12.9 (Finder’s Fee), Section 12.10 (Transaction Costs), and Section 12.14 (Dispute Resolution) hereof, which shall remain in full force and effect) shall forthwith become null and void and no Party hereto (or any of their respective representatives or shareholders) shall have any Liability to any other Party hereto, except as provided in this Section 11.2. The Parties hereby agree that in the event this Agreement is terminated in accordance with Section 11.1(c) or Section 11.1(d), by the Investors or the Acquisition Vehicle, as applicable, the right to receive the payment of break costs by the Investors or the Acquisition Vehicle, as applicable, shall be the sole and exclusive remedy of such party with respect to this Agreement and the transactions contemplated hereby.

12.	MISCELLANEOUS.

12.1         Survival. The representations, warranties and covenants of the Investees and the Investors contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement; provided, however, that all claims with respect to the representations and warranties set forth herein must be asserted prior to the second anniversary of the Closing Date (the “Survival Date”).

31

12.2         Availability of Legal Advice. The Parties acknowledge that each Party has had the opportunity to have the advice of their respective counsel. No interpretation should be made against the drafter of this Agreement or any of the other Transaction Documents.

12.3         Indemnity.

(a)          Indemnity. The Investees, jointly and severally, agree to indemnify, defend and hold harmless the Investors, and, if applicable, their respective directors, officers, shareholders, partners, employees, attorneys, accountants, financial advisors, agents and their respective successors and assigns (each, an “Indemnitee”), against any and all Indemnifiable Losses to such Indemnitee (whether or not involving a third-party claim), directly or indirectly based on, arising out of, resulting from, relating to, or in connection with:

(i)          any material breach of or inaccuracy in any of the Investee Warranties made by any of the Investees in this Agreement or any other representation or warranty made by an Investee in any certificate or document delivered pursuant to this Agreement, other than those, if any, that have been waived in writing by the Investors;

(ii)         any material breach or violation of or failure to materially perform any covenant, agreement, undertaking or obligation of any of the Investees set forth in this Agreement or any other Transaction Documents, other than those, if any, that have been waived in writing by the Investors; or

(iii)        any claim by any Governmental Authority in connection with Taxes or Tax Benefits of any Group Company.

(b)          For purposes of this Section, “Indemnifiable Loss” means, with respect to any Indemnitee, any action, cost, damage, disbursement, expense, liability, loss, obligation, penalty or settlement of any kind or nature, whether direct or indirect, including, but not limited to: (i) interest or other carrying costs, penalties, legal, accounting and other professional fees and expenses incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement, that may be imposed on or otherwise incurred or suffered by such Indemnitee; and (ii) any Taxes that may be payable by such Indemnitee as a result of the indemnification of any Indemnifiable Loss hereunder.

(c)          Notwithstanding the foregoing, under no circumstance shall the Investees be liable for any Indemnifiable Losses in the aggregate that exceeds the Principal Amount together with all interest accrued thereon; provided, however, that the preceding limitations in this Section 12.3(c) hereof shall not apply to Indemnifiable Losses with respect to breaches of those representations and warranties related to (A) Corporate Status; (B) Power and Authority; Authorization; (C) Enforceability; (D) Title; Liens; and (E) Tax Matters.

32

(d)          Any indemnification claim brought by any Indemnitee against the Investees shall be made by delivery of a written notice thereof prior to the Survival Date (the “Claim Notice”). Such Claim Notice shall set forth in reasonable detail the basis of the claim. In case of a claim brought by any Person who is not a party to this Agreement or an affiliate of a party to this Agreement with respect to which the Indemnitee provides a Claim Notice, the Investees shall be entitled to participate therein and, to the extent that they shall wish, to assume the defense thereof, with counsel satisfactory to such Indemnitee and shall pay as incurred all the fees and disbursements of such counsel related to such proceeding. In any such proceeding, the Indemnitee shall have the right to retain its own counsel at its own expense. Notwithstanding the foregoing, the Investees shall pay, as incurred, the fees and expenses of the counsel retained by the Indemnitee in the event (i) the Indemnitee and the Investees shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding include both the Indemnitee Party and Investees and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.

(e)          All sums payable under this Section 12.3 shall be paid in full without set-off or counterclaim or any restriction or condition and free and clear of any Tax or other deductions or withholdings of any nature. If Investees making the indemnification payment are required by any law or regulation to make any deduction or withholding (on account of tax or otherwise) from any payment, the Investees shall, together with such payment, pay such additional amount as will ensure that the Indemnitee receives (free and clear of any Tax or other deductions or withholdings) the full amount which it would have received if no such deduction or withholding had been required. In such a case, the Investees shall promptly forward to the Indemnitee copies of official receipts or other evidence showing that the full amount of any such deduction or withholding has been paid over to the relevant Tax authority.

(f)          To the extent that the Investors have actual Knowledge of a fact or condition that would result in a breach of an Investee Warranty as of the execution date of this Agreement and the Investors nevertheless execute this Agreement, the Investors shall have no right to later make an indemnification or other claim based on such breach. If, subsequent to execution and delivery of this Agreement, the Investors become aware of a fact or condition that arises after the date hereof and that would result in an Investee Warranty being untrue as of the Closing Date, then the Investor shall as soon as reasonably practicable notify the Investees in writing of the same. If, after the Closing Date, the Investors become aware that an Investee Warranty was not true when made by the Investees with respect to such Investee Warranty will materially and adversely affect the Investors’ interest and the occurrence of such disclosed event or matter is caused, directly or indirectly, by the willful and intentional acts of any of the Investees or their Affiliates, then the Investors shall retain the right to bring a claim against the Investees or their Affiliates in accordance with Section 12.3.

33

12.4         Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties hereto whose rights or obligations hereunder are affected by such terms and conditions. This Agreement, and the rights and obligations herein, may be assigned following the Closing by each Investor to any other person in the Investor’s sole discretion. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective permitted successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. For avoidance of doubt, upon the transfer of all or part of the Note Amount to any future noteholder(s) by the Investors, such future noteholder(s) shall enjoy the rights and benefits to which the Investors are entitled in respect of such Note Amount as if the future noteholder(s) were Party(ies) to this Agreement.

12.5         Governing Law. This Agreement shall be governed by and construed under the laws of Hong Kong.

12.6         Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts transmitted by facsimile shall be deemed to be originals.

12.7         Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

12.8         Notices. Any notice required or permitted pursuant to this Agreement shall be given in writing and shall be given either personally or by sending it by next-day or second-day courier service, fax, electronic mail or similar means to the address as set forth on the signature pages herein (or at such other address as such Party may designate by 15 days’ advance written notice to the other Parties to this Agreement given in accordance with this Section). Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day or second-day service through an internationally-recognized courier a letter containing the notice, with a confirmation of delivery, and to have been effected at the expiration of two days after the letter containing the same is sent as aforesaid. Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, and to have been effected on the day the same is sent as aforesaid.

12.9         Finder’s Fee. Except as set forth in the Disclosure Schedules, each Party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with the Contemplated Transactions.

34

12.10	Transaction Costs.

(a)          After the Closing is consummated, the Acquisition Vehicle shall reimburse the Investors for all reasonable costs and expenses incurred by the Investors in connection with the negotiation, execution, delivery and performance of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including, without limitation, (a) all costs and expenses incurred in connection with the Investors’ due diligence (financial, legal, accounting or otherwise) review of the Company, BVI I, BVI II, the WFOE, the PRC Subsidiaries, the Acquisition Vehicle and the Founder, (b) all costs and expenses of any outside legal counsel or other advisor in connection with the Contemplated Transactions, and (c) all costs and expenses of any “big four” international accounting firm in its audit review or other financial or accounting due diligence review of the Company, BVI I, BVI II, the WFOE, the PRC Subsidiaries, the Acquisition Vehicle and the Founder (collectively, the “Transaction Costs”); provided, that the Acquisition Vehicle shall not be liable to reimburse the Investors for any Transaction Costs in excess of US$160,000.

(b)          In the event that any dispute among the Parties to this Agreement should result in litigation, arbitration or any other form of dispute settlement, the prevailing part(ies) in such dispute shall be entitled to recover from the losing part(ies) all fees, costs and expenses of enforcing any right of such prevailing part(ies) under or with respect to this Agreement, including, without limitation, such reasonable fees, expenses and disbursements of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

12.11         Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the duly authorized written consent of: (a) the Investors; (b) the Acquisition Vehicle; and (c) the Founder. Any amendment or waiver effected in accordance with this Section 12.11 shall be binding on all Parties, including all their permitted assigns and transferees.

12.12         Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable: (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

12.13         Entire Agreement. This Agreement and the Transaction Documents, together with all schedules and exhibits hereto and thereto, constitute the entire agreement among the Parties hereto with respect to the subject matters hereof and no Party shall be liable or bound to any other Party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein; provided, however, that nothing in this Agreement or any Ancillary Agreement shall be deemed to terminate or supersede the provisions of any confidentiality and non-disclosure agreements executed by the Parties hereto prior to the date of this Agreement, all of which agreements shall continue in full force and effect until terminated in accordance with their respective terms.

35

12.14	Dispute Resolution.

(a)          Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof (each, a “Dispute”), shall be resolved through consultation. Such consultation shall begin within seven (7) days after one Party hereto has delivered to the other Party hereto a written request for such consultation. If within thirty (30) days following the date on which such written request is given the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of a Party with written notice to the other Parties.

(b)          The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “HKIAC”). There shall be three arbitrators. Each of the following: (i) the claimant to the Dispute, or in the case of more than one claimant, all such claimants acting collectively (the “Claimant”), and (ii) the respondent to the Dispute, or in the case of more than one respondent, all such respondents acting collectively (the “Respondent”), shall each select one arbitrator within thirty (30) days after giving or receiving the demand for arbitration. Such arbitrators shall be freely selected, and the Parties shall not be limited in their selection to any prescribed list. The Claimant and the Respondent shall jointly select the third arbitrator, who shall be qualified to practice law in Hong Kong. If any Party does not appoint an arbitrator who has consented to participate within thirty (30) days after selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the HKIAC.

(c)          The arbitration proceedings shall be conducted in English. The arbitration tribunal shall apply the Arbitration Rules of the HKIAC in effect at the time of the arbitration. However, if such rules are in conflict with the provisions of this Section 12.14, including the provisions concerning the appointment of arbitrators, the provisions of this Section 12.14 shall prevail.

(d)          The arbitrators shall decide any dispute submitted by the Parties to the arbitration strictly in accordance with the substantive law of Hong Kong and shall not apply any other substantive law.

(e)          In making their award, the arbitrators shall have the right to award attorney’s fees and other costs and expenses. Each Party hereto shall cooperate with the others in making full disclosure of and providing complete access to all information and documents requested by the others in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such Party and the provisions in this Section 12.14. The award of the arbitration tribunal shall be final and binding upon the disputing Parties, and any Party may apply to a court of competent jurisdiction for enforcement of such award. The Parties shall cooperate and use their respective best efforts to take all actions reasonably required to facilitate the prompt enforcement in the PRC or in any other jurisdiction of any arbitration award made by the tribunal. Subject to the provisions in this Section 12.14, a Party shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

36

(f)          The Parties hereby waive any rights under the Arbitration Act 1996 or otherwise to appeal any arbitration award to, or to seek determination of a preliminary point of law by, the courts of the PRC or the United States. The Parties further expressly waive their right to any form of recourse from or against such arbitral proceedings or arbitral award to any judicial authority. Notwithstanding the foregoing, the Parties may seek to enforce such arbitral award under relevant Hong Kong laws and convention. The arbitral tribunal shall not be authorized to take or provide, and none of the Parties shall be authorized to seek from any judicial authority, any interim measures of protection or pre-award relief against the Investors, any provisions of the HKIAC Arbitration Rules notwithstanding.

(g)          For the purposes of any court proceedings in accordance with or relating to the provisions of this Section 12.14, each Party hereby irrevocably submits to the non-exclusive jurisdiction of any courts of competent jurisdiction. Each Party hereby irrevocably consents to the service of process or any other legal summons out of such courts in respect of any such proceedings by mailing copies thereof by registered airmail postage prepaid to its address specified herein. Each Party covenants and agrees that, so long as it has any obligations under this Agreement or any Ancillary Agreement, it shall maintain a duly appointed agent to receive service of process and any other legal summons in Hong Kong for purposes of any such proceedings brought by any other Party and shall keep each other Party advised of the identity and location of such agent.

(h)          To the extent that each Party may be entitled in any jurisdiction to claim for itself or its assets immunity in respect of its obligations under this Agreement or any Ancillary Agreement from any suit, execution, attachment (whether in aid of execution, before judgment or otherwise) or other legal process or to the extent that in any jurisdiction such immunity (whether claimed or not) may be attributed to it or its assets, such Party irrevocably agrees not to claim and irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction.

(i)          To the extent that each Party may, in any proceeding brought pursuant to this Section 12.14 arising out of or in connection with this Agreement or any Ancillary Agreement, or the breach, termination or invalidity hereof or thereof, be entitled to the benefit of any provision requiring any Party in such suit, action or proceeding to post security for the costs of such Party or Parties, or to post a bond or to take similar action, each such Party hereby irrevocably waives such benefit, in each case to the fullest extent now or in the future permitted under applicable Laws.

37

(j)          Each of the Parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other Party to sustain damage for which it would not have an adequate remedy at Law for money damages, and therefore each of the Parties hereto agrees that in the event of any such breach the aggrieved Party shall be entitled to the remedy of specific performance, or its equivalent in the jurisdiction that specific performance is not available, of such covenants and agreements, and injunctive and other equitable relief, or their respective equivalent in the jurisdiction that such injunctive and other equitable relief is not available, in addition to any other remedy to which it may be entitled, at law or in equity.

[Signature pages follow.]

38

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

CSOF FinTech	CSOF FinTech Limited

	By	/s/Kiril Ip

Name: KIRIL IP
Title: Director

Address:	46/F Far East Finance Centre
16 Harcourt Road Hong Kong

Fax: (852) 2520 5125

Attention: Mr. Kiril IP

Witness:

/s/Leslie Fung

Name: LESLIE FUNG

CEL FinTech Limited	CEL FinTech Limited

	By	/s/Kiril Ip

Name: KIRIL IP
Title: Director

Address:	46/F Far East Finance Centre
16 Harcourt Road Hong Kong

Fax: (852) 2520 5125

Attention: Mr. Kiril IP

Witness:

/s/Leslie Fung

Name: LESLIE FUNG

Executed as a Deed and Delivered by HONG Weidong 洪卫东

By	/s/ Hong Weidong

Address:	F9 Tower D, Beijing Global Trade
Center, 36 North Third Ring
Road East, Dongcheng District,
Beijing PRC

Fax: +86 10 5913 7800

Witness:

/s/Nannan Lu

Name: NANNAN LU

Acquisition Vehicle	New Sihitech Limited

By	/s/Hong Weidong

Name:	Weidong Hong
Title:	Director

Address:

c/o Yucheng Technologies Limited
Beijing Global Trade Center, Tower D
Floor 9, 36 North Third Ring Road, East
Dongcheng District
Beijing 100013, P.R.China

Fax: +86 10 5913 7800

Attention: Weidong Hong

Witness:

/s/Nannan Lu

Name: NANNAN LU